Tallahassee Office 2457 Care Drive Tallahassee, Florida 32308 (850) 878-2411 - Telephone (850) 878-1230 – Facsimile e-mail: agi@idhlaw.com	REPLY TO TALLAHASSEE OFFICE	Tampa Office 500 N. Westshore Blvd, Suite 1010 Tampa, Florida 33609 (813) 289-1020 - Telephone (813) 289-1070 - Facsimile e-mail: tampa@idhlaw.com

August 26, 2005

VIA FEDERAL EXPRESS

Gregory Dundas, Esq.

Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington D.C. 20549

RE:	Bancshares of Florida, Inc.
Amendment Number Two to Registration Statement on Form S-3
Filed August 26, 2005
File No. 333-125230

Dear Mr. Dundas:

Enclosed, please find three marked and clean copies of the above-referenced amendment. The amendment addresses the comments raised in our telephone discussion on August 23, 2005. Specifically, we have reworded a sentence on page 13 dealing with certain selling shareholders and added a reference to Bancshares of Florida, Inc.’s most recent form 10-Q on page 16. Similarly, two references to March 31, 2005 financial information have been updated in the risk factors.

We trust that the foregoing addresses the Securities and Exchange Commission’s comments. If you should have any additional questions, please do not hesitate to call me at (850) 878-2411.

Sincerely,

IGLER & DOUGHERTY, P.A.

/s/ Richard Pearlman
Richard Pearlman

Enclosures